Exhibit No. EX-99.h.4.g

FEE WAIVER AND

EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of                     , 2007, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of DFA California Short-Term Municipal Bond Portfolio and DFA T.A. U.S. Core Equity 2 Portfolio (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into Investment Advisory Agreements with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides investment management services for the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional. Dimensional agrees to waive all or a portion of its management fee and to assume the ordinary operating expenses of each Portfolio (excluding the expenses the Portfolio incurs indirectly through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio’s expenses on an annualized basis to 0.30% of its average net assets.

2.	Duty to Reimburse Dimensional. If, at any time, a Portfolio’s Portfolio Expenses are less than 0.30% of its average net assets on an annualized basis, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Portfolio’s Portfolio Expenses to exceed 0.30% of its average net assets. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses assumed by Dimensional more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.	Duration and Termination. This Agreement shall continue in effect until April 1, 2008 for each Portfolio, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for a Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement, between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

	By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title: